

Steven Grigoriou
Skadden, Arps, Slate,
  Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Prospect Capital Corporation (the "Fund")
       File Numbers 814-00659 & 333-176637

Dear Mr. Grigoriou:

On September 1, 2011, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter dated September 8, 2011, followed the filing and requested expedited review consistent with the terms of Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing. The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act"). The filing registers the offering, pursuant to Rule 415 under the Securities Act, of the Fund's common and preferred stocks, warrants and debt securities. The filing is intended to replace the Fund's current shelf registration statement and, accordingly, it has been submitted pursuant to the requirements of Rule 415(a)(6) under the Securities Act.

Our comments regarding the filing are set forth below.

General

1.   The shelf includes units which are unspecified combinations of other securities. Please add an undertaking to the effect that the Fund will not sell any units until after the Fund has filed a reviewable post-effective amendment under §8(c) of the Securities Act and each such filing has been accelerated by the staff.

Later related disclosure captioned "Description of Our Units" states that: "We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security." Explain to the staff whether, to your knowledge, other funds or entities have offered similar units, whether such other units have been offered off the shelf, whether the units will be offered at below net asset value, whether such offerings will involve a pooling of interests, whether the Fund may be subject to any continuing liability to holders of such units, whether the units will be rated, whether the third party securities may include derivatives, commodities or structured products, and the material risks related to the various groupings of underlying securities, including any market or liquidity risks.

Last of all, confirm that the unit agreement governing the units will be filed, clarify whether each unit issuance or unit series issuance will be based on a unique agreement, and that the applicable prospectus supplement will be updated to reflect the circumstances of each unit offering.

Prospectus Cover

2.   The caption lists "Units" as one of the instruments to be offered under this registration statement. Delete this disclosure or fully describe how the units fit within the capital structure requirements of §§18 and 61 of the 1940 Act. Disclose all the terms and limitations. Further, describe how these instruments are valued.

3.   Disclosure in the first paragraph indicates that the Fund may offer various types of securities from time to time "in one or more offerings or series." Later disclosure captioned "Description of Our Capital Stock" states that: "Under our charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other <u>classes or series</u> of stock, and to authorize the issuance of such shares, without obtaining stockholder approval." (*Emphasis added.*) The Board may also increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Fund has authority to issue. Disclose in the prospectus that the Fund will only take these actions consistent with §§18 and 61 of the 1940 Act. Also summarize the basic limitations under these provisions.

4.   The second paragraph discloses that the Fund may offer its shares at a discount to net asset value. Disclose how much discount to net asset value was authorized by shareholders and how long this authority lasts.

Prospectus

5.   Disclosure captioned "Prospectus Summary – The Investment Adviser" states, in connection with discussing the payment of the investment advisory fee, that: "we have agreed to pay Prospect Capital Management investment advisory fees, which will consist of an annual base management fee based on our gross assets, which we define as total assets without deduction for any liabilities . . .." Is the advisory fee based upon both borrowings for leverage and all other Fund liabilities? Revise the disclosure to exclude non-leverage borrowings, or disclose that the advisory fee increases as a result of any debt or liability.

6.   Disclose on the prospectus cover the matters discussed in the second and third sentences of the third paragraph under the sub-caption "The Offering," which begins with the clause: "At our 2010 annual meeting, held on December 10, 2010, our stockholders approved . . .." The fourth sentence of that paragraph discusses the 2008 shareholder approval of the Fund's ability to issue warrants, options and rights to acquire its common stock over an unlimited time period. Confirm that the policy satisfies the various limitations of §61(a) of the 1940 Act, including the requirements that such issuance expire within ten years, that the exercise price be not less than current market value and that the resultant voting securities not exceed 25% of the Fund's outstanding voting securities.

7.   Revise the fee table as follows:
i) the Management Fee and Incentive Fee line items should be presented with one total, however, that item may have two components,
 ii) the three interest payment line items should appear as sub-totals of an item; we suggest "Leverage/Interest Expense,"
iii) revise Footnote 5 to indicate, if accurate, that the Fund has no intent to borrow more than the $400 million referenced therein in the upcoming year,
iv) with respect to Footnote 6, explain why the Fund annualized the incentive fees paid for the fourth fiscal quarter, e.g., was the fee higher or lower during that period, and
v. with respect to the Fund's ability to issue preferred, add a line item regarding preferred expenses, estimating such expenses for the upcoming year, or add a statement that the Fund has no intent to issue preferred during the year.

8.   The sub-caption "Risk Factors – Most of our portfolio investments are recorded at fair value . . ." indicates that a significant portion of the Fund's portfolio will be illiquid. Disclose the Fund's liquidity policy, including, if applicable, the minimum amount that must be invested in liquid securities.

9.   The caption "Description of Our Debt Securities" discloses that: "The description below is a summary with respect to future debt securities we may issue and not a summary of the Notes. Please see 'Business—General—Notes' for a description of the Notes." Explain to the staff why these discussions are separated in this manner.

10.   The prospectus states that the Fund will file the form of the indenture with the SEC prior to the commencement of any debt offering, at which time the form of indenture would be publicly available. File the indenture as a pre-effective amendment to this registration statement and advise the staff when the Fund will file a Form T-1.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Thursday, October 06, 2011